                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        Chief Consolidated Mining Company
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   168628 10 5
                                 --------------
                                 (CUSIP Number)



                                October 30, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_| Rule 13d-1(b)

                           |X| Rule 13d-1(c)

                           |_| Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                         (Continued on following pages)



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CUSIP No. 168628 10 5                 13G                      Page 2 of 7 Pages



--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         William E. Simon
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY


--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER

          SHARES                    357,150
                              --------------------------------------------------
       BENEFICIALLY            6    SHARED VOTING POWER

         OWNED BY                   250,000
                              --------------------------------------------------
           EACH                7    SOLE DISPOSITIVE POWER

         REPORTING                  357,150
                              --------------------------------------------------
          PERSON               8    SHARED DISPOSITIVE POWER

           WITH                     250,000
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         607,150
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         (See instructions)  |X|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See instructions)

         IN
--------------------------------------------------------------------------------



WCP5:  65204/1

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CUSIP No. 168628 10 5                 13G                      Page 3 of 7 Pages



--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Alham, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY


--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER

          SHARES                    250,000
                              --------------------------------------------------
       BENEFICIALLY            6    SHARED VOTING POWER

         OWNED BY                   0
                              --------------------------------------------------
           EACH                7    SOLE DISPOSITIVE POWER

         REPORTING                  250,000
                              --------------------------------------------------
          PERSON               8    SHARED DISPOSITIVE POWER

           WITH                     0
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
        (See instructions)  |X|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.6%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See instructions)

         CO
--------------------------------------------------------------------------------


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CUSIP No. 168628 10 5                 13G                      Page 4 of 7 Pages


Item 1.

         (a)      Name of Issuer: Chief Consolidated Mining Company

         (b)      Address of Issuer's Principal Executive Offices:

                  500 Fifth Avenue South, Suite 1021
                  New York, NY  10110
Item 2.

         (a)      Name of Person Filing:

                  (A)      William E. Simon
                  (B)      Alham, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                  (A) and (B) 310 South Street, Morristown, NJ 07962-1913

         (c)      Citizenship:

                  (A)      United States
                  (B)      Delaware

         (d) Title of Class of Securities: Common Stock, par value $.50 per share



         (e)      CUSIP Number: 168628 10 5



Item     3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:


         (a)      |_|      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o);

         (b)      |_|      Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c);

         (c)      |_|      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

         (d)      |_|      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)      |_|      An investment adviser in accordance with ss.240.13d-1
                          (b)(1)(ii)(E);



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CUSIP No. 168628 10 5                 13G                      Page 5 of 7 Pages


         (f)      |_|      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      |_|      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      |_|      A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act (12 U.S.C.
                           1813);

         (i)      |_|      A church plan that is excluded from the
                           definition of an investment company under section
                           3(c)(14) of the Investment Company Act of 1940 (15
                           U.S.C. 18a-3);

         (j)      |_|      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)      Amount Beneficially Owned:

                  (A) Mr. Simon beneficially owns 607,150 shares, of which 357,350 shares are owned directly by Mr. Simon and 250,000 shares are owned by Alham, Inc. Mr. Simon has shared power to direct the vote and disposition of all shares held by Alham, Inc. by virtue of his ownership of 29% of the voting stock of Alham, Inc. Mr. Simon has a pecuniary interest in an additional 7,150 shares held in a trust of which he is an income and principal beneficiary. Mr. Simon disclaims beneficial ownership of these shares because he has no power to vote or dispose these shares.

                  (B) Alham, Inc. beneficially owns 250,000 shares, all of which are held directly by Alham, Inc. Alham, Inc. disclaims beneficial ownership of shares owned directly by Mr. Simon, but is included as a reporting person because it may be considered a member of a group including itself and Mr. Simon due to the fact that Mr. Simon has shared power to direct the voting and disposition of shares owned by Alham, Inc.

         (b)      Percent of Class:

                  (A)      8.7%
                  (B)      3.6%

         (c) Number of shares as to which the reporting person has:

                     (i)   sole power to vote or to direct the vote:

                           (A)      357,150
                           (B)      250,000

                    (ii) shared power to vote or to direct the vote:

                           (A)      250,000



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CUSIP No. 168628 10 5                 13G                      Page 6 of 7 Pages


                           (B)      0

                   (iii) sole power to dispose or to direct the disposition of:

                           (A)      357,150
                           (B)      250,000


                    (iv) shared power to dispose or to direct the disposition of:

                           (A)      250,000
                           (B)      0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and are not held in connection with or as a participant in any transaction having such purposes or effect.



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CUSIP No. 168628 10 5                 13G                      Page 7 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 9, 1998

                                                 William E. Simon



                                                 By: /s/ J. Peter Simon
                                                    ----------------------------
                                                          Attorney-in-Fact


                                                 ALHAM, INC.



                                                 By: /s/ Christine W. Jenkins
                                                    ----------------------------
                                                        Christine W. Jenkins
                                                            Vice President